EXHIBIT 4.7

QUALIFIED PLAN SUPPLEMENTAL RIDER

This Rider forms a part of the contract to which it is attached. The applicable provisions of this Rider apply and take precedence over contrary contract provisions if the contract: a. is issued as a Code Section 403(b) Tax Sheltered Annuity (“Tax Sheltered Annuity”) to an individual; b. is issued as a terminal funding annuity (“Terminal Funding Annuity”) distributed by a plan described in Section 401(a) of the Code; or c. is issued under a plan described in Section 401(a) or 403(b) of the Code if subject to the requirements of the Employee Retirement Income Security Act of 1974 (“ERISA Plans”).

SECTION 1: PROVISIONS APPLICABLE TO A TAX SHELTERED ANNUITY:

A.	The owner of the contract is the annuitant.

B.	The contract can only be transferred as a surrender or settlement.

C.	The rights of the annuitant under the contract cannot be forfeited.

D.	The contract cannot be: sold; assigned; discounted or pledged as collateral for a loan or as security for the performance of an obligation or for any other purpose to any person other than us.

E.	The amount that may be contributed to this contract will be governed by the provisions of Sections 403(b), 415, and 402(g) of the Code.

F.	In the case of benefits that accrued under this contract after December 31, 1986, distribution must be: a. made in accordance with the minimum distribution requirements of Section 403(b)(10) of the Code; and b. the regulations thereunder.

G.	To the extent that can be attributed to contributions made pursuant to a salary reduction agreement, distributions that can be attributed to contributions received or earnings credited after December 31, 1988 may be paid only when: a. the employee attains age 59 1/2; b. separates from service; or c. dies or is disabled. Notwithstanding the foregoing, contributions may be distributed in the case of hardship within the meaning of Code Section 403(b)(11).

H.	If the annuitant receives an eligible rollover distribution and elects to have the distribution paid directly to an eligible retirement plan (as defined in Section 402(c) of the Code) and specifies the eligible retirement plan to which the distribution is to be paid, then the distribution will be paid to that eligible retirement plan in a direct rollover.

I.	We will not be responsible for the timing, purpose or propriety of any distribution, nor will we incur any liability or responsibility for any tax imposed on account of any such distribution. We are not obligated to make any distribution absent a specific written direction in accordance with the provisions of the contract.

SECTION 2. PROVISIONS APPLICABLE TO ERISA PLANS:

A.	At any time prior to the annuity date, an ERISA loan may be requested. One-half of the contract will be assigned as security for such a loan. The maximum ERISA loan amount available is the lesser of $50,000 (reduced by the excess of the highest outstanding loan balance of all loans during the prior 12 months) or fifty percent of the General Account Contract Value. The minimum ERISA loan amount available is $1,000. We may defer the granting of an ERISA loan for six months from the date of our receipt of a written loan request.

B.	The ERISA loan interest rate is declared each month. It is based upon the Moody’s Corporate Bond Yield Average—Monthly Average Corporates (rounded to the nearest .25%) for the calendar month ending two months before the date on which the loan is taken (the “ERISA Rate”). If the Average is no longer published, the rate used in its place will be that set by law or by regulation of the insurance supervisory official of the state in which the contract is issued.

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The loan interest rate is an annual rate. It is compounded daily, and is based on the declared interest rate at the time the loan is established. If the ERISA Rate for the year that follows is one-half percent or more lower than the interest rate charged for the preceding year, the ERISA loan interest rate for the following year will be decreased so as to be equal to or less than the ERISA Rate. Conversely, if the ERISA Rate is one-half percent or more higher than the rate charged for the preceding year, the ERISA loan interest rate for the year that follows may be increased but not to exceed the ERISA Rate.

We will notify you of the initial ERISA loan interest rate declared and any change in the rate. We will send you notice of a change in the rate 30 days prior to the loan anniversary.

C.	A loan may be repaid in full or in part at any time prior to the annuity date. After a loan has been made, repayment of the loan, will be due on February 1, May 1, August 1 and November 1 of each year.

Should the debt equal or exceed the sum of the General Account Contract Value minus any withdrawal charge then applicable to the total withdrawal of the General Account Contract Value, this Contract will terminate thirty-one days after we mail a notice of termination to your last known address and the outstanding debt will be treated as a withdrawal.

Repayment of debt will be applied first to reduce that portion of the debt that is attributed to loan interest and then to that portion of debt that is attributed to loan principal.

D.	While a loan exists, that portion of the General Account Contract Value equal to the debt will earn, in lieu of the current interest rate, 2.50% less than the loan interest rate compounded each day.

E.	You must sign a participant loan agreement in the form prescribed by us to be eligible for a loan. The loan will also be subject to the terms of such agreement to the extent not inconsistent with the terms thereof.

SECTION 3. PROVISIONS APPLICABLE TO TERMINAL FUNDING ANNUITY:

A.	The owner of the contract is the annuitant.

B.	The contract can only be transferred as a surrender or settlement.

C.	Distribution of the interest of the annuitant will be made in accordance with the minimum distribution requirements of 401(a)(9) of the Code and the regulations thereunder.

D.	The contract cannot be: sold; assigned; discounted or pledged as collateral for a loan or as security for the performance of an obligation or for any other purpose to any person other than us.

E.	We will not be responsible for the timing, purpose or propriety of any distribution, nor will we incur any liability or responsibility for any tax imposed on account of any such distribution. We are not obligated to make any distribution absent a specific written direction in accordance with the provisions of the contract.

Signed for the Kemper Investors Life Insurance Company at its home office in Schaumburg, Illinois.

Secretary	President

EFFECTIVE DATE OF SECTION 1H: Section 1H of this Rider applies to distributions after December 31, 1992.

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